SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Supertel Hospitality, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

868526104

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |	Rule 13d-1(b)
|X|	Rule 13d-1(c)
| |	Rule 13d-1(d)

CUSIP No. 868526104	13G	Page 2 of 5 Pages

1. Name of Reporting Persons / I.R.S. Identification No. of Above Persons (Entities Only)

Mark H. Tallman
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization

United States of America
Number of	5.	Sole Voting Power

Shares		1,338,175

Beneficially	6.	Shared Voting Power

Owned by		-0-

Each	7.	Sole Dispositive Power

Reporting		1,338,175

Person	8.	Shared Dispositive Power

with		-0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person

1,338,175
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ ☐

11. Percent of Class Represented by Amount in Row (9) (See Instructions)
7.0%
12. Type of Reporting Person (See Instructions)

IN

CUSIP No. 868526104	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Supertel Hospitality, Inc.
Item 1(b). Address of Issuer's Principal Executive Offices:

309 North 5th Street Norfolk, NE 68701
Item 2(a). Name of Person Filing:
Mark H. Tallman
Item 2(b). Address of Principal Business Office, or if None, Residence:

P. O. Box 4397 Lincoln, NE 68504
Item 2(c). Citizenship:

United States of America
Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share
Item 2(e). CUSIP Number:

868526104
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person is a:

(a)	| |	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	| |	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	| |	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	| |	Investment company registered under Section 8 of the Investment Company Act.

(e)	| |	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	| |	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No. 868526104	13G	Page 4 of 5 Pages

(g)	| |	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	| |	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	| |	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	| |	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned:	1,338,175

(b) Percent of class:	7.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote	1,338,175

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	1,338,175

(iv) Shared power to dispose or to direct the disposition of	-0-

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

CUSIP No. 868526104	13G	Page 5 of 5 Pages

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2007

(Date)

/s/ Mark H. Tallman

Mark H. Tallman